Exhibit 99.1

Company Contact Information: Gil Efron, CFO Tel: +972 8 861 0000 investors@rrsat.com	External Investor Relations Contacts: Ehud Helft / Kenny Green Tel: 1 646 201 9246 rrsat@ccgisrael.com

For Immediate Release

RRSAT ACHIEVES RECORD ANNUAL REVENUE OF $94 MILLION WITH 19%
GROWTH FOR FULL YEAR 2009
------
Fourth quarter revenues reach a record $24.8 million

Fourth Quarter 2009 and Full Year 2009 Highlights
▪	Revenues for the fourth quarter increased 13% reaching $24.8 million
▪	Backlog as of December 31, 2009 at $167.6 million, increasing visibility into 2010 revenues
▪	Introduces 2010 annual revenue guidance of $107-$110 million.
▪	New strategic plan aimed at doubling revenues in the next few years, and increasing penetration into the market segment of the major broadcasters.
▪	Board of Directors declares cash dividend of $4.0 million or $0.23 per share.

RE’EM, Israel – February 2, 2010 – RRsat Global Communications Network Ltd. (NASDAQ: RRST), a rapidly growing provider of comprehensive content management and global distribution services to the television and radio broadcasting industries, today announced its financial results for the fourth quarter and full year ended December 31, 2009.

Fourth Quarter 2009 Results:
Revenues for the fourth quarter of 2009 totaled $24.8 million, an increase of 13% compared to $22.0 million in the fourth quarter of 2008. The Company achieved these results, despite the Company’s decision to terminate the contract of a customer which did not meet its contractual financial obligations. This had the effect of decreasing the revenue and gross profit by $0.7 million, followed by a write-off of approximately $1.5 million in general and administrative expenses, and a decrease in backlog of approximately $9 million related to the above mentioned contract termination.

Backlog of signed agreements, as of December 31, 2009, was at $167.6 million, including $82.7 million of revenues expected to be recognized in 2010. This represents an increase from the $73.2 million of the backlog at the end of the prior quarter which was expected to be recognized in 2010, thereby providing the Company with increased visibility.

Operating income for the fourth quarter of 2009 totaled $2.2 million. Excluding the above mentioned contract termination, operating income would have reached $4.1 million in the fourth quarter of 2009, compared to $4.5 million in the fourth quarter of 2008.

Net income on a GAAP basis for the fourth quarter of 2009 was $2.7 million, compared to $3.6 million in the fourth quarter of 2008. Net income per diluted share on a GAAP basis was $0.16, compared to $0.21 in the fourth quarter of 2008.

Adjusted net income for the fourth quarter of 2009 totaled $2.3 million. Excluding the effect of the contract termination mention above, adjusted net income totaled $3.8 million, an increase of 33%, compared to $2.8 million for the fourth quarter of 2008, and adjusted net income per diluted share, totaled $0.13.  Excluding the effect of the contract termination mentioned above, adjusted net income per diluted share would have totaled $0.22, compared to $0.16 in the fourth quarter of 2008.

Adjusted EBITDA for the fourth quarter of 2009 totaled $3.8 million, compared to $5.8 million in the fourth quarter of 2008. Excluding the effect of the contract termination mentioned above, adjusted EBITDA would have totaled $5.7 million in the fourth quarter of 2009.

Cash, cash equivalents and marketable securities as at December 31, 2009 were $47.5 million, compared with $44.4 million as at September 30, 2009. During the fourth quarter, the Company generated $5.2 million in operating cash flow and invested $2.1 million in capital expenditures.

Full Year 2009 Results:
Revenues for the full year 2009 totaled a record $93.7 million, an increase of 19% compared to $79.0 million in 2008. Operating income for 2009 totaled $15.2 million, compared with $15.0 million in 2008. Net income on a GAAP basis for 2009 was $11.6 million, compared with $13.4 million in 2008. Adjusted EBITDA for 2009 totaled $21.1 million, an increase of 9% compared to $19.4 million in 2008. Adjusted net income for 2009 totaled $13.0 million, compared to $13.0 million in 2008.

Dividend Distribution:
On February 1, 2010, the Company's Board of Directors declared a cash dividend in the amount of $0.23 per ordinary share, and in the aggregate amount of approximately $4 million.  The dividend will be payable on March 2, 2010 to all of the Company's shareholders of record at the end of the trading day on the NASDAQ on February 16, 2010.  According to the Israeli tax law, the Company will withhold at source, 20% of the dividend amount payable to each shareholder, subject to applicable exemptions.  The Company's dividend policy is described in detail in the Company’s Annual Report on Form 20-F for the year ended December 31, 2008.

David Rivel, CEO of RRsat commented, “2009 was a tough year for our industry which was affected by the global financial crisis. Nonetheless, our Company continued to grow and throughout the year we achieved revenue growth while broadening and strengthening our customer base. Our cash generation was very strong, generating $17 million in cash from operations, and we distributed $8.5 million in dividends during the year. Our year-end strong cash position of $47.5 million will enable us to execute on our growth strategy into 2010.”

“Looking ahead, 2010 will be the year in which we will start implementing our new strategic plan. As part of this plan, we will invest in, and focus our efforts on, preparing ourselves to operate as a much larger company. Our goal is to double our revenues in the next few years. We aim to increase our penetration of the segment of the major content providers, a process which we have already successfully started such as new deals with KidsCo last quarter, owned by NBC Universal, and Fox Sports, owned by News Corporation, this quarter. The investment in our business and the execution of our strategic plan will increase our operating costs in 2010, requiring additional investment in sales and marketing, and engineering.  We expect our annual 2010 revenues to range between $107-$110 million, and for the first quarter of 2010, we expect revenues between $25.5-$26.5 million,” concluded Mr. Rivel.

Conference Call Information
Conference call scheduled later today, February 2, 2010 at 9:00 am ET. On the call, Mr. David Rivel, Founder & CEO, and Mr. Gil Efron, CFO will review and discuss the results and will be available to answer investor questions.

To participate, please call one of the following teleconferencing numbers. Please begin placing your calls at least 10 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

US Dial-in Number: 1 888 668 9141
UK Dial-in Number: 0 800 917 5108
Israel Dial-in Number: 03 918 0609
International Dial-in Number:  +972 3 918 0609
at:
9:00 am Eastern Time; 6:00 am Pacific Time; 2:00 pm UK Time; 4:00 pm Israel Time

A replay of the call will be available from the day after the call. The link to the replay will be accessible from RRsat’s website at: www.rrsat.com.To access the telephone replay dial one of the following numbers: 1 877 332 1104 (US) and +972 3 925 5925 (International).

Use of Non- GAAP Financial Measures
RRsat uses two financial measures, adjusted net income and adjusted EBITDA, which are non-GAAP financial measures. RRsat believes that both non-GAAP financial measures are principal indicators of the operating and financial performance of its business. Adjusted net income is calculated based on the net income in our financial statements excluding non-cash equity-based compensation charges recorded in accordance with SFAS 123R, the non-cash income (loss) reflecting changes in the fair value of embedded currency conversion derivatives resulting from the application of SFAS 133 and the resulting income tax (increase) decrease.

Adjusted EBITDA is calculated by deducting from net income interest and marketable securities income, currency fluctuation and other financial income (expenses), net, changes in fair value of embedded currency conversion derivatives, other income (expenses), net, and adding non-cash equity-based compensation charge, depreciation and amortization. Management believes the non-GAAP financial measures (adjusted net income and adjusted EBITDA) provided are useful to investors' understanding and assessment of RRsat’s on-going core operations and prospects for the future. Management uses these non-GAAP financial measures in order to evaluate the performance of the company. However, such measures should not be considered in isolation or as substitutes for results prepared in accordance with GAAP.  In addition, RRsat’s adjusted EBITDA may not be comparable to adjusted EBITDA as reported by other companies.

Reconciliations of the non-GAAP measures (adjusted net income and adjusted EBITDA) to net income, the most comparable GAAP measure, are provided in the schedules attached to this release.

About RRsat Global Communications Network Ltd.

RRsat Global Communications Network Ltd. (NASDAQ: RRST) provides global, comprehensive, content management and distribution services to the rapidly expanding television and radio broadcasting industries. Through its proprietary "RRsat Global Network," composed of satellite and terrestrial fiber optic transmission capacity and the public Internet, RRsat is able to offer high-quality and flexible global distribution services for content providers. RRsat's comprehensive content management services include producing and playing out TV content as well as providing satellite newsgathering services (SNG). RRsat concurrently provides these services to more than 500 television and radio channels, covering more than 150 countries. Visit the company's website www.RRsat.com for more information.

Safe Harbor Statement

This press release contains forward looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements regarding (i) the growth of our business and the television and radio broadcasting industries, (ii) our expectation to expand our client base and sell additional services to our existing client base,(iii) our ability to successfully integrate the teleports we acquired, and (iv) our ability to report future successes. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the companies and the industry as of the date of this press release. The company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in its expectations, except as may be required by law. Forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements, including the risks indicated in our filings with the Securities and Exchange Commission (SEC). For more details, please refer to our SEC filings and the amendments thereto, including our Annual Report on Form 20-F for the year ended December 31, 2007 and our Current Reports on Form 6-K.

FINANCIAL TABLES FOLLOW

RRsat Global Communications Network Ltd. and its Subsidiaries
Consolidated Statements of Operations

In thousands except share data

	Year ended		Three months ended
	Dec-31	Dec-31	Dec-31	Dec-31
	2009	2008	2009	2008

Revenues	$93,687	$78,993	$24,784	$21,954
Cost of revenues	64,548	53,477	17,976	14,684

Gross profit	29,139	25,516	6,808	7,270
Operating expenses
Sales and marketing	5,554	3,914	1,407	1,096
General and administrative	8,391	6,582	3,229	1,680

Total operating expenses	13,945	10,496	4,636	2,776

Operating income	15,194	15,020	2,172	4,494
Interest and marketable securities income	639	1,111	252	15
Currency fluctuation and other financing income (expenses), net	299	177	(215)	(153)
Changes in fair value of embedded currency conversion derivatives	(1,326)	1,342	670	1,188
Other income, net	26	10	1	(2)
Income before taxes on income	14,832	17,660	2,880	5,542
Income taxes	3,254	4,228	177	1,957
Net income	$11,578	$13,432	$2,703	$3,585

Income per Ordinary Share
Basic income per Ordinary Share	0.67	0.78	0.16	0.21

Diluted income per Ordinary Share	0.67	0.77	0.16	0.21

Weighted average number of Ordinary Shares used to compute basic income per Ordinary Share	17,310,005	17,290,099	17,319,566	17,300,109

Weighted average number of Ordinary Shares used to compute diluted income per Ordinary Share	17,399,324	17,399,375	17,409,797	17,350,765

RRsat Global Communications Network Ltd. and its Subsidiaries
Reconciliation of Adjusted Net Income and Adjusted EBITDA

In thousands except per share data

	Year ended		Three months ended
	Dec-31	Dec-31	Dec-31	Dec-31
	2009	2008	2009	2008

Reconciliation of Net Income to Adjusted Net Income:
Net income - as reported	$11,578	$13,432	$2,703	$3,585
Non-cash equity-based compensation charge	415	415	103	103
Changes in fair value of embedded currency conversion derivatives	1,326	(1,342)	(670)	(1,188)
Change in deferred tax on embedded derivatives	(339)	362	180	320
Adjusted net income	$12,980	$12,867	$2,316	$2,820

Adjusted net income per diluted ordinary share	$0.75	$0.74	$0.13	$0.16

Reconciliation of Net Income to Adjusted EBITDA:
Net income - as reported	$11,578	$13,432	$2,703	$3,585
Interest and marketable securities income	(639)	(1,111)	(252)	(15)
Currency fluctuation and other financial (income) expenses, net	(299)	(177)	215	153
Changes in fair value of embedded currency conversion derivatives	1,326	(1,342)	(670)	(1,188)
Other income, net	(26)	(10)	(1)	2
Income tax expense	3,254	4,228	177	1,957
Non-cash equity-based compensation charge	415	415	103	103
Depreciation and amortization	5,584	3,971	1,479	1,201
Adjusted EBITDA	$21,193	$19,406	$3,754	$5,798

Rsat Global Communications Network Ltd. and its Subsidiaries
Consolidated Balance Sheets

In thousands except share data

	As of December 31	As of December 31
	2009	2008

Current assets
Cash and cash equivalents	$14,941	$34,749
Short term deposits	9,900	-
Marketable securities	9,253	6,102
Accounts receivable:
Trade (net of provision for doubtful accounts of $2,188 and $4,539 as of December 31, 2008 and 2009 respectively)	16,765	11,227
Other	559	417

Fair value of embedded currency conversion derivatives	1,703	2,234
Deferred taxes	1,520	552
Prepaid expenses	1,984	1,390

Total current assets	56,625	56,671

Deposits and long-term receivables	1,030	1,791

Marketable securities	13,455	5,743

Other assets and prepaid expenses	7,787	7,897

Deferred taxes	505	-

Assets held for employee severance payments	1,664	1,305

Fixed assets, at cost, less accumulated amortization	29,119	25,993

Goodwill	3,734	3,734

Intangible Assets, at cost, less accumulated depreciation and amortization	1,215	1,353

Total assets	$115,134	$104,487

RRsat Global Communications Network Ltd. and its Subsidiaries
Consolidated Balance Sheets (cont'd)

In thousands except share data

	As of December 31	As of December 31
	2009	2008

Liabilities and shareholders’ equity

Current liabilities
Accounts payable:
Trade	$11,275	$8,709
Other	2,268	1,944
Fair value of embedded currency
conversion derivatives	2,000	1,205
Related parties	4	25
Deferred income	8,326	5,440

Total current liabilities	23,873	17,323

Long - term liabilities
Deferred income	6,731	6,689
Liability in respect of employee severance payments	1,699	1,378
Deferred taxes	888	747

Total long - term liabilities	9,318	8,814

Total liabilities	33,191	26,137

Commitments, contingent liabilities and liens

Shareholders' equity
Share capital:
Ordinary share NIS 0.01 par value each (20,000,000 shares authorized as of December 31, 2008 and 2009; 17,306,783 and 17,326,716 shares issued and fully paid as of December 31, 2008 and 2009)	40	40
Additional paid in capital	52,521	52,106
Retained earnings	29,407	26,309
Accumulated other comprehensive loss	(25)	(105)

Total shareholders’ equity	$81,943	$78,350

Total liabilities and shareholders’ equity	$115,134	$104,487

RRsat Global Communications Network Ltd. and its Subsidiaries
Consolidated Statements of Cash Flows

In thousands

	Year ended Dec 31		3 months ended December 31
	2009	2008	2009	2008

Cash flows from operating activities
Net income	$11,578	$13,432	$2,703	$3,585

Adjustments required to reconcile net income to net cash provided by operating activities:
Deprecation and amortization	5,584	3,971	1,479	1,201
Provision for losses in accounts receivable	2,351	972	1,683	431
Deferred taxes	(1,359)	324	(660)	413
Discount accretion and premuim amortization of held- to- maturity securities, net	299	(635)	563	(70)
Discount accretion and premuim amortization of available- for- sale securities, net	(396)	(246)	(691)	(68)
Changes in liability for employee severance payments, net	(38)	49	(120)	(135)
Capital gains on sale of fixed assets, net	(26)	(10)	(1)	2
Expenses in relation to options granted	415	415	103	103
Changes in fair value of embedded currency conversion derivatives	1,326	(1,342)	(670)	(1,188)
Loss (profit) from trading securities	(340)	551	(20)	662
Changes in assets and liabilities:
Increase in accounts receivable - trade	(7,889)	(1,778)	(1,551)	(3,184)
Decrease (increase) in related parties, net	(21)	13	(54)	47
Decrease (increase) in accounts receivable - other	(142)	101	134	(189)
Increase in prepaid expenses	(594)	(471)	(808)	(458)
Decrease (increase) in deposits and long-term receivables	761	(687)	644	(131)
Increase in accounts payable	2,517	3,886	(206)	1,817
Increase in deferred income	2,928	1,769	2,698	1,475

Net cash provided by operating activities	$16,954	$20,314	$5,226	$4,313

RRsat Global Communications Network Ltd. and its Subsidiaries
Consolidated Statements of Cash Flows

In thousands

	Year ended December 31		Three months ended December 31
	2009	2008	2009	2008

Cash flows from investing activities
Investment in fixed assets	$(7,955)	$(11,026)	$(1,947)	$(1,913)
Investment in other assets	(161)	(195)	(161)	(173)
Proceeds (investment) in short term deposits	(9,900)	-	300	-
Business combination	-	(15,573)	-	(12,048)
Investment in securities available- for- sale	(16,804)	(21,689)	(1,093)	(2,501)

Decrease (increase) in trading securities, net	(13)	1,877	(75)	(267)
Proceeds from securities available- for- sale	2,792	18,707	252	14,707
Proceeds from securities held- to- maturity	3,706	24,462	(313)	4,955
Proceeds from sale of fixed assets	53	15	-	(2)

Net cash provided by (used in) investing activities	$(28,282)	$(3,422)	$(3,037)	$2,758

Cash flows from financing activities
Dividend paid	$(8,480)	$(10,552)	$-	$(5,020)

Net cash used in financing activities	$(8,480)	$(10,552)	$-	$(5,020)

Increase (decrease) in cash and cash equivalents	$(19,808)	$6,340	$2,189	$2,051

Balance of cash and cash equivalents at beginning of Period	$34,749	$28,409	$12,752	$32,698

Balance of cash and cash equivalents at end of Period	$14,941	$34,749	$14,941	$34,749

A. Non-cash transactions
Investment in fixed assets	$679	$306	$679	$306

B. Supplementary cash flow information
Income taxes paid	$5,208	$3,392	$963	$1,565